UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLUEGREEN CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

096231105

(CUSIP Number)

Central Florida Investments, Inc.

5601 Windhover Drive

Orlando, FL 32819

(407) 351-3350

Attn: Thomas F. Dugan

with copies to:

William F. Wynne, Jr., Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
Central Florida Investments, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
3,879,900

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,879,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,879,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
David A. Siegel Revocable Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
3,879,900

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,879,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,879,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS
David A. Siegel
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
3,879,900

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,879,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,879,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON
IN

The statement on Schedule 13D filed on July 20, 2006 (the “Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Common Stock”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own 3,879,900 shares of Common Stock (the “Shares”). A total of 457,500 of the Shares are owned of record by Mr. Siegel (the “Siegel Shares”) and a total of 3,422,400 of the Shares are owned of record by CFI (the “CFI Shares”). A total of 3,849,000 of the Shares were purchased by virtue of the exercise of certain put contracts described below. The aggregate purchase price of the 3,879,900 Shares beneficially owned by the Reporting Persons was $48,482,139. Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and beneficiary of the Siegel Trust. CFI may be deemed to beneficially own all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. CFI purchased the CFI Shares by using available working capital and Mr. Siegel purchased the Siegel Shares using personal funds.

From time to time the Reporting Persons have purchased and sold securities of the Issuer. Beginning on or about June 14, 2005, the Reporting Persons began selling put contracts in the open market with varying expiration dates (the “Puts”). Each of the Puts gives its owner an option to sell 100 shares of Common Stock to the Reporting Persons at a price of $12.50 per share. The Reporting Persons received premiums between $0.15 and $1.25 per share for selling the Puts. As of August 9, 2006, the Reporting Persons have obligations to purchase 6,077,500 shares of Common Stock at $12.50 per share, if all such Puts are exercised prior to their expiration dates. On August 19, 2006, 57,525 Puts will expire if not exercised. On November 18, 2006, 3,250 Puts will expire if not exercised.

Item 4. Purpose of Transaction

The Reporting Persons sold the Puts to earn the premium customarily received for writing options and because they believed that, if such Puts were to be exercised, $12.50 per share represented an acceptable price to pay for the Common Stock. As of August 9, 2006, the Reporting Persons have obligations to purchase an additional 6,077,500 shares of Common Stock at $12.50 per share, if all the Puts are exercised prior to their expiration dates.

CFI intends to monitor the Issuer’s business, trading performance, operating results, financial position and prospects. Depending on market conditions, including the trading activity with respect to the Issuer’s shares, their continuing evaluation of the business and prospects of the Issuer and other factors (including, without limitation, considerations relating to the matters set forth in the following paragraph), the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares, selling some or all of its Shares or purchasing or selling additional option contracts.

On July 27, 2006, the Issuer announced in a press release that it had declared a dividend distribution of one preferred share purchase right on each outstanding share of Common Stock in response to the filing by the Reporting Persons of the Schedule 13D. The specific terms of the rights are contained in a Rights Agreement, dated July 27, 2006 (the “Rights Plan”). On July 27, 2006, the Issuer filed a claim in the U.S. District Court for the Southern District of Florida against the Reporting Persons seeking, among other things, a declaratory judgment from the court that the board of directors of the Issuer acted appropriately in adopting the Rights Plan. The effect of the Rights Plan is to cause any person or group that acquires beneficial ownership of 15% or more of the Common Stock, subject to certain exceptions, to suffer significant dilution of its shareholdings in the Issuer. In particular, the Rights Plan imposes such penalty on any person or group that acquires beneficial ownership of 15% or more of the Common Stock as a result of third parties exercising contractual rights that existed as of the date of the adoption of the Rights Plan, unless such person or group sells a sufficient number of shares of Common Stock to reduce its holdings below 15% within 60 days of acquiring such Common Stock. Thus, if a sufficient number of Puts are exercised by third parties resulting in the acquisition by the Reporting Persons of 15% or more of the Common Stock and the Rights Plan is not invalidated in relevant part, the Reporting Persons would be forced to sell a sufficient number of shares of Common Stock to reduce their holdings below such 15% threshold within the 60-day period to avoid the significant dilutive effects of the Rights Plan.

Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)        Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)-(b)	Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of August 9, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)

Reporting Persons	0	3,879,900	3,879,900	12.7%
Central Florida Investments, Inc.(2)	0	3,879,900	3,879,900	12.7%
David A. Siegel(3)	0	3,879,900	3,879,900	12.7%
David A. Siegel Revocable Trust(4)	0	3,879,900	3,879,900	12.7%
(1)

The percentages of Common Stock indicated in this table are based on the 30,548,385 shares of Common Stock outstanding as of August 4, 2006, as disclosed in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within sixty days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2)	CFI may be deemed to beneficially own all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. See Item 3.
(3)	Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. See Item 3.
(4)

The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and beneficiary of the Siegel Trust. See Item 3.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule C hereto and is incorporated herein by reference. All of the put transactions listed on Schedule C were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule C were sold through brokers and effected on the New York Stock Exchange.

(d)

Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Schedule A	Executive Officers and Directors of CFI*
Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to July 20, 2006*
Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days
Exhibit A	Joint Filing Agreement*
*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006

CENTRAL FLORIDA INVESTMENTS, INC.
By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	President

DAVID A. SIEGEL REVOCABLE TRUST
By:	/s/ David A. Siegel

	Name:	David A. Siegel
	Title:	Trustee

/s/ David A. Siegel

David A. Siegel

SCHEDULE C

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

8/9/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	14,000	$12.500
8/9/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	1,357,000	$12.500
8/4/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	1,300	$12.500
8/1/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	37,700	$12.500
8/1/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	12,500	$12.500
7/24/2006	David Siegel	Sold Puts	Aug-06	12.5	(691)	$12.500
7/23/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	69,100	$12.500
7/21/2006	David Siegel	Sold Puts	Aug-06	12.5	(140)	$0.800
7/21/2006	David Siegel	Sold Puts	Jul-06	12.5	(245)	$0.659
7/20/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	38,500	$12.500
7/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(324)	$0.620
7/20/2006	David Siegel	Sold Puts	Jul-06	12.5	(255)	$0.520
7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417
7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568
7/18/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	7,300	$12.500
7/18/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	300	$12.500
7/18/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	2,500	$12.500
7/18/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	300	$12.500
7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957
7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965
7/17/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	160,200	$12.500
7/17/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	15,000	$12.500
7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189
7/17/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	6,500	$12.500
7/14/2006	David Siegel	Assigned Shares - Bought	Jul-06	12.5	63,900	$12.500
7/14/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	7,500	$12.500
7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200
7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200
7/14/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	101,900	$12.500
7/13/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	4,000	$12.500
7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143
7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155
7/13/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	67,100	$12.500
7/12/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	17,500	$12.500
7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155
7/12/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	52,500	$12.500
7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143
7/11/2006	David Siegel	Assigned Shares - Bought	Aug-06	12.5	10,000	$12.500
7/11/2006	Central Florida Investments, Inc.	Assigned Shares - Bought	Aug-06	12.5	201,100	$12.500